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April 25, 2013

Writer’s Direct Contact 415.268.6617 BParris@mofo.com

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Re:	Starburst II, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed April 12, 2013

File No. 333-186448

Dear Mr. Spirgel:

We enclose herewith, on behalf of Starburst II, Inc. (the “Company”), clean and marked copies of Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”), together with a response to the comment raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated April 19, 2013. Amendment No. 3 incorporates a response to the Staff’s comment. Below we have noted the Staff’s comment in bold face type and the Company’s response in regular type.

Summary of Financial Analyses of Sprint Financial Advisors, page 100

We note your response to comment 7 and reissue our comment. Please see Item 1015(b)(6) of Regulation M-A. Further, in this regard, we note your cautionary disclosure to investors on page 100 and, in particular, we note your discussion that the Summary of Financial Analyses is a summary and not a complete description of the financial analyses performed by the advisors; that the advisors’ analyses must be considered as a whole; and that the conclusions reached by the advisors were based on all analyses and factors taken as a whole and also on application of their experience and judgment. It appears this disclosure would address your concerns. Further, we note from page 102 that, for their presentation to the Sprint board, the advisors compared the implied values of the per share Aggregate Merger Consideration to the standalone values of Sprint common stock derived from their analyses.

Larry Spirgel

April 25, 2013

Page Two

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 105 through 108.

We appreciate your time and attention to this Amendment No. 3, as well as to the Company’s responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at (415) 268-6617.

Sincerely,

/s/ Brandon C. Parris
Brandon C. Parris

cc:	Celeste M. Murphy (Division of Corporate Finance)

Ajay Koduri (Division of Corporate Finance)

Robert S. Littlepage (Division of Corporate Finance)

Joe Cascarano (Division of Corporate Finance)

Ronald D. Fisher (Starburst II, Inc.)

Kenneth A. Siegel (Morrison & Foerster LLP)

Robert S. Townsend (Morrison & Foerster LLP)

Charles R. Wunsch (Sprint Nextel Corporation)

Thomas H. Kennedy (Skadden, Arps, Slate, Meagher & Flom LLP)

Enclosures